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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
Amendment Number 1

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Key Energy Services, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
6 Desta Drive, Suite 4400 Address of Principal Executive Office (Street and Number)
Midland, Texas 79705 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report
☐	or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant reported on Form 12b-25 filed with the Commission on March 15, 2004 that the Registrant would be unable to file its Annual Report on Form 10-K for the year ended December 31, 2003 within the prescribed time period (that is, by March 15, 2004). The Registrant anticipated, at that time, that it would be able to file the Annual Report by March 30, 2004. The Registrant continues to be unable to file its Annual Report on Form 10-K for the reasons set forth in the press release issued on the date hereof. The press release is attached as additional pages to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Royce W. Mitchell (Name)	432 (Area Code)	620-0300 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Key Energy Services, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2004	By	/s/ Royce W. Mitchell
Royce W. Mitchell, Executive Vice President and Chief Financial Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTES FEDERAL CRIMAL VIOLATIONS
(SEE 18 U.S.C. 101).

Key Energy Services, Inc.

News Release

For Immediate Release: Monday, March 29, 2004	Contact: John Daniel (432) 571-7345

KEY ENERGY DELAYS FILING OF 2003 ANNUAL REPORT

Company Currently Expects Asset and Goodwill Write-Downs of Approximately $83 Million Will Result in Restatement of Prior Periods; Company's Audit Committee Initiates Additional Reviews

Company Says Business Fundamentally Strong and Maintains 2004 Guidance, Although Review and Related Costs Could Impact Results

MIDLAND, TX, March 29, 2004—Key Energy Services, Inc. (NYSE: KEG) announced today that it will not file its Annual Report on Form 10-K for the year ended December 31, 2003 by the March 30, 2004 extended deadline. The Company had previously filed with the Securities and Exchange Commission a notice on Form 12b-25 stating that it would be unable to file its 2003 Form 10-K by March 15, 2004 and extending the period in which it intended to file its 2003 Form 10-K to March 30, 2004.

        As a result of the Company's continuing review, the Company currently believes that a write-down of approximately $78 million of assets, consisting predominantly of idle equipment, will be required, a substantial portion of which the Company believes should have been recorded in one or more prior years. As a result, the Company expects to restate one or more prior year financial statements, although the Company does not know at this time the amounts of the write-down that will be reflected in 2003 and the earlier years. These assets were identified in connection with the Company's previously announced review of idle equipment to determine proper classification, remaining depreciable lives, expected future use, and potential impairment. The amount of the expected write-down exceeds the $55 million amount of assets, net of disposal value, that the Company previously disclosed were subject to review for potential write-downs primarily because the Company now believes that the impairment status of certain assets was inaccurate and that the disposal values of certain assets are less than previously estimated.

        The assets under review are being analyzed through the Company's centralized management maintenance system, which the Company has developed over the past three years and is implementing to allow the Company to improve its ability to track and assess its fixed assets. This enhanced level of review relating to fixed assets in all of the Company's divisions was prompted primarily because of certain improprieties occurring in its South Texas Division. In connection with the Company's internal audit process, the Company discovered that certain improprieties had occurred in its South Texas Division, including, among other things, misappropriation of Company funds and diversion of Company assets. The Company performed an investigation of this matter and recorded a charge of approximately $730,000 related to these actions in the quarter ended December 31, 2003. This charge was reflected in the amounts reported in the Company's February 2004 release of its 2003 results. The Company has replaced the management of this division and terminated all employees found to have been involved in the improprieties. The Company intends to pursue all available criminal and civil remedies to recover its losses. In that regard, the Company has commenced civil litigation against the former employees and certain third parties it believes were involved in the malfeasance to recover those damages.

        In connection with the South Texas matter, the Company has now also identified $5 million of goodwill and other intangible assets recorded in 2003 related to an acquisition in the Company's South Texas Division in 2003 that it believes should be charged to earnings for 2003 because the value of the acquired business was misrepresented by the individuals involved in the illegal activities in the South Texas Division. This amount had not yet been identified as requiring a write-off at the time of the Company's February 2004 release of its 2003 results or the Company's March 15, 2004 release announcing the delay of the filing of the Company's 2003 Form 10-K. Although the Company believes it has identified all material amounts required to be reflected in its financial statements and has taken appropriate corrective action in connection with this matter, at this time the Company cannot predict whether additional charges or other corrective action will be required.

        The Company's Audit Committee has now authorized an independent investigation of the South Texas matter under the direction of the Audit Committee with the assistance of outside counsel. The Company's Audit Committee also has authorized an independent investigation under the direction of the Audit Committee with the assistance of outside counsel of aspects of the Company's disclosure controls and procedures and its internal controls structure and procedures.

        The Company cannot predict at this time when the restatements and internal investigations will be completed. Restatements of prior year periods will require issuance of audit opinions by the Company's independent auditors on the financial statements for those years. Users of the Company's financial statements should not rely on the Company's previously issued financial statements. In connection with these investigations and restatements, additional items requiring restatement may be identified.

        "The Company is committed to accuracy and transparency in its financial reporting and is determined to complete this process as promptly as possible," said Francis D. John, the Company's Chairman and Chief Executive Officer. "While today's announcement is disappointing, it does not change the fundamental strength of our business."

        John continued, "We are committed to remaining focused on running our business to maximize value for all of our stakeholders—our shareholders, lenders, customers, vendors and employees. We firmly believe that this fundamental strength should allow us to get through this process without disruption to our customer and vendor relationships."

Current Business Update

        Activity levels for the Company remain in line with expectations. Revenues for the March 2004 quarter are expected to total between $242 million and $246 million. Rig hours for the March 2004 quarter are anticipated to total between 620,000 and 625,000 while trucking hours for the March 2004 quarter are anticipated to total between 710,000 and 715,000. These operational estimates are consistent with previously announced expected ranges. Additionally, the Company's weekly rig hours for the week ending March 20, 2004 totaled approximately 51,000 and are expected to improve over the next few months. The Company will continue to provide its monthly rig and trucking hour updates.

        The Company is not revising its previously announced forecasts for 2004 at this time, although the Company notes that the ongoing review and related costs, as well as payments that may be necessary to obtain waivers from the Company's lenders and lessors and any liquidated damages required to be paid to its warrant holders as described below, will negatively impact 2004 results.

Company Initiates Discussions for Covenant Waivers

        The Company has reviewed its current and forecasted cash position, and currently anticipates that it should have sufficient liquidity, including for the retirement of its 5% subordinated convertible notes in September 2004, and should not need to access its credit facility or pursue other debt financing prior to the time that it believes it can complete the required restatements and file its 2003 Form 10-K. To the extent necessary to manage its liquidity, the Company can reduce capital expenditures, although it does not currently intend to do so. However, estimates of future cash flows are inherently imprecise and depend on many factors, and there can be no assurance that additional financing will not be required in the interim.

        As described below, the Company's delay in filing the 2003 Form 10-K is expected to cause non-compliance with the information delivery requirements and other related provisions in the agreements governing the Company's long-term debt, including its revolving credit facility, its senior notes and subordinated convertible notes and certain equipment leases. Unless waived by the applicable lenders, noteholders or lessors, this non-compliance would preclude the Company from borrowing additional amounts under its revolving credit facility and could result in defaults under, and acceleration of, the long-term debt, which then would require the Company to repay all amounts outstanding under these arrangements, although such acceleration would not be automatic. Each of the Company's long-term debt agreements also contains cross-default provisions under which the acceleration of other Company indebtedness in amounts ranging from $5 million to $25 million would permit the acceleration of the indebtedness that is subject to the agreement in question.

        The Company has initiated discussions with the lead bank for its revolving credit facility regarding a waiver or amendment and, based on these preliminary discussions, is optimistic that a waiver or amendment can be obtained. However, there can be no assurance that a waiver or amendment will be obtained.

        As of March 26, 2004, the Company had $87.2 million outstanding under its $175 million revolving credit facility, including $30 million of direct borrowings and $57.2 million in letters of credit. Unless the Company delivers its audited financial statements for 2003 to the lenders under the revolving credit facility on or before April 4, 2004, the Company will not be in compliance with the covenants in its revolving credit facility that require the Company to deliver audited financial statements and a compliance certificate within 95 days of its fiscal year end. The Company will have 30 business days after April 4, 2004 to remedy this non-compliance.

        If it is unable to comply with the information delivery covenants or to obtain a waiver from the lenders under the revolving credit facility regarding the non-compliance, the lenders under the revolving credit facility would have the right to accelerate all amounts outstanding under the revolving credit agreement. If the amounts outstanding under the revolving credit facility were to be accelerated, the Company would need to seek alternative financing to satisfy those obligations, but there can be no assurance that the Company would be able to obtain such financing on terms favorable to the Company or at all. Furthermore, unless waived by the lenders under the Company's revolving credit facility, the breach of the information delivery covenants will prevent the Company from borrowing additional amounts under that facility, obtaining letters of credit, paying dividends, repurchasing stock, making optional prepayments of subordinated debt and consummating acquisitions. It is not anticipated that the write-down will affect the ability of the Company to meet its financial covenants under the revolving credit facility.

        As of March 26, 2004, the Company had outstanding $425 million of 6 3/8% and 8 3/8% senior notes and approximately $18.7 million of 5% subordinated convertible notes. Under the indentures governing the notes, the Company must file with the SEC and furnish holders with a copy of its 2003 Form 10-K on or prior to March 30, 2004. The delay in filing the 2003 Form 10-K will not result in an automatic default and acceleration of the notes. Unless holders of a majority of each series of notes waive compliance with the filing and delivery requirement, however, either the trustee under any of the indentures or the holders of at least 25% of the outstanding principal amount of any such series of notes would have the right to accelerate the maturity of that series of notes if the Company failed to file and deliver its 2003 Form 10-K within 60 days after notice of such default to the Company. The Company intends to seek waivers from the holders of each series of notes after any default notice is received, but has not engaged in any discussions regarding such waivers to date. There can be no assurance that any such waivers will be obtained. If maturity of the notes were accelerated, the Company would not be able to pay the amounts due and such acceleration would have a material adverse effect on the Company's financial condition and liquidity.

        As of December 31, 2003, the Company had outstanding an aggregate of $26.2 million under three equipment financing leases. These agreements have various deadlines, notice provisions and cure periods with respect to the requirement to deliver audited annual financial statements to the lessors under those leases. In the event of a default under those agreements, the lessors will be able to terminate the leases and accelerate the obligations under the leases. The Company intends to seek waivers from each of the lessors under these arrangements but has not engaged in any discussions regarding such waivers to date. There can be no assurance that any such waivers will be obtained. If an acceleration of the amounts due under all of the equipment leases were to occur, the Company would need to seek alternative financing to satisfy those obligations. There can be no assurance the Company would be able to obtain such financing on terms favorable to the Company or at all.

        The Company also expects that the delay in filing its 2003 Form 10-K will constitute a "registration default" under the Company's registration rights agreement for common stock warrants issued in January 1999. Warrants to purchase an aggregate of 1,253,350 shares remain outstanding. So long as the registration statement for the warrants cannot be used, beginning March 29, 2004, the Company will be required to pay liquidated damages to the holders of these warrants in an amount equal to $0.05 per warrant (or $4,325) per week until June 26, 2004, and additional amounts thereafter.

        In addition, a reduction in the Company's credit rating could trigger a default under the collateral agreements with the Company's principal workers' compensation carrier that would enable the carrier to draw down on its outstanding letters of credit in the aggregate amount of $53.3 million, collect on its $3 million bond and make demand on its $6 million promissory note. The Company intends to initiate discussions with its principal workers' compensation carrier regarding this matter.

        The Company is notifying the Securities and Exchange Commission and the New York Stock Exchange of the delay in filing, expected restatement and internal investigations, and intends to cooperate fully with the SEC and the NYSE. The Company cannot predict at this time what actions the SEC or the NYSE will pursue.

        The Company expects to hold its annual meeting of shareholders as soon as practicable after the restatement of its financial statements is complete and its 2003 Form 10-K is filed.

About Key Energy and Forward-Looking Statements

        Key Energy Services, Inc. is the world's largest rig-based, onshore well service company. The Company provides diversified energy operations including well servicing, contract drilling, pressure pumping, fishing and rental tool services and other oilfield services. The Company has operations in all major onshore oil and gas producing regions of the continental United States and internationally in Argentina, Canada and Egypt.

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the estimated amounts of write-downs and write-offs, the impact of the investigation of the South Texas Division, the Company's expected operating performance and outlook, the Company's liquidity position and the Company's ability to obtain waivers from its lenders, noteholders and lessors. These forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. Whenever possible, the Company has identified these "forward-looking statements" by words such as "expects", "believes", "anticipates" and similar phrases. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: the risk of possible changes in the scope and nature of, and the time required to complete, the issuance of audit opinions on the Company's prior year financial statements and the audit of the Company's 2003 financial statements; the results of the internal investigations initiated under the direction of the Company's Audit Committee; uncertainties regarding the Company's ability to obtain waivers from its lenders, noteholders and lessors, and the associated costs of seeking and, if possible, obtaining waivers; risks to the Company's liquidity if lenders, noteholders and/or lessors were to accelerate its indebtedness; the costs of these matters; and the potential disruptive effects of these matters on the Company's business. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

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KEY ENERGY DELAYS FILING OF 2003 ANNUAL REPORT